Exhibit (c)(9)

Confidential Material Regarding: July 20, 2006 Confidential Project ACADIA SANDLER O'NEILL + PARTNERS, L.P. New York - Atlanta - Boston - Chicago - San Francisco

This presentation, and the oral or video presentation that supplements it, have been developed by and are proprietary to Sandler O'Neill & Partners, L.P. and were prepared exclusively for the benefit and internal use of the recipient. Neither the printed presentation nor the oral or video presentation that supplements it, nor any of their contents, may be reproduced, distributed or used for any other purpose without the prior written consent of Sandler O'Neill & Partners, L.P. The analyses contained herein rely upon information obtained from the recipient or from public sources, the accuracy of which has not been verified, and cannot be assured, by Sandler O'Neill & Partners, L.P. Moreover, many of the projections and financial analyses herein are based on estimated financial performance prepared by or in consultation with the recipient and are intended only to suggest reasonable ranges of results. Finally, the printed presentation is incomplete without the oral or video presentation that supplements it. Sandler O’Neill & Partners, L.P. prohibits employees from offering, directly or indirectly, favorable research, a specific rating or a specific price target, or offering or threatening to change research, a rating or a price target to a company as consideration or inducement for the receipt of business or compensation. The Firm also prohibits research analysts from being compensated for their involvement in, or based upon, specific investment banking transactions. Sandler O'Neill & Partners, L.P. is a limited partnership, the sole general partner of which is Sandler O'Neill & Partners Corp., a New York corporation. Sandler O'Neill & Partners, L.P. is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. Sandler O'Neill Mortgage Finance L.P. is an indirect wholly-owned subsidiary of Sandler O'Neill & Partners Corp. This material is protected under applicable copyright laws and does not carry any rights of publication or disclosure. GENERAL INFORMATION AND LIMITATIONS

Selected Commercial Bank Transactions Deal Value Between $ 1 Billion and $ 10 Billion 1 Based on target stock price 2 days prior to announcement Source: SNL Financial Premium Analysis # of Deals 7 5 5 9 5 0 1 6 3 3

Comparative Stock Performance Since Initial PINE Transaction Announcement (8/25/2004) MAPLE Performance Source: FactSet 75%100%125%150%175%Aug-04Dec-04Mar-05Jun-05Sep-05Jan-06Apr-06 MAPLE JPM C BAC WB NCC PNC KEY SOV MTB NFB Price Change (%) 48.9 3.7 2.8 9.0 13.2 (7.0) 32.5 10.2 (1.9) 18.3 6.9 Total Return (%) 58.7 17.2 9.2 22.4 26.3 5.3 41.6 24.6 2.5 25.1 16.4

Partial Buy-In Increase in MAPLE ownership to 66.67% Assumed to be completed by 1/31/07; three quarters of incremental earnings included in pro forma EPS calculation MAPLE estimated EPS of $5.18 and $5.66 (both in CAD) for 2007 and 2008 4% after-tax opportunity cost of cash Total of 18.8 million shares to be repurchased Purchase price of $30.00 per share Shares issued for GARDEN II are included in the calculation Cash Earnings Impact on MAPLE - Partial Buy-In

($ in CAD Millions, excpet per share info) 2007 2008

Cash Earnings $ 3,742.6 $ 4,089.4 PINE Incremental Earnings 39.0 55.7 Opportunity Cost (18.4) (24.6) Pro Forma GAAP Earnings $ 3,763.1 $ 4,120.5 Pro Forma CASH EPS $ 5.21 $ 5.70 MAPLE CASH EPS Accretion / Dilution (%) 0.5% 0.8% MAPLE CASH EPS Accretion / Dilution ($) $ 0.03 $ 0.04 EPS Impact of Different Scenarios ($ in CAD) 2007 2008

Base Case - MAPLE Analyst Estimates $ 5.18 $ 5.66 Partial Buy-In (up to 66.67%) $ 5.21 $ 5.70 Full Buy-in (50/50 at $36.00 per share) $ 5.20 $ 5.69